ALLIED GOLD LIMITED
ACN 104 855 067

18 January 2007

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDING 31 DECEMBER 2006

HIGHLIGHTS

- **First gold production remains on track for October 2007. Significant progress has been made on the construction of the company's 100% owned Simberi Oxide Project. Allied Gold has committed AUD$44.57 million to the project thus far, representing 55% of the total capital expenditure budget.**

- **On site construction of the processing plant has commenced with the foundations for the leach tanks, workshops and store area complete and works on the Run of Mine stockpile and grinding mill area underway.**


20/12/2006

Figure 1 - Carbon in leach tank foundations being constructed, December 2006

- **A revised resource estimate incorporating the June and September quarter drilling at the Pigicow and Bekou deposits has increased mineral resources by 43,000 ounces to 2.39 million ounces of gold. Pigicow (total resource of 105,370 ounces) and Bekou (48,917 ounces) are currently not part of the mine plan for the Simberi Oxide Project. However, both deposits are located in close proximity to the Samat North and Samat South deposits, which are scheduled for mining in year one.**

- **Initial data from an induced polarisation survey conducted on the Matanobol Creek area on Simberi Island has identified a significant chargeability anomaly. Induced polarisation work is also being conducted in the south west region of Tatau Island.**

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from at least seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by trucking for plant commissioning, ore delivery will be facilitated by an aerial rope conveyor to a conventional carbon in leach processing facility.

Allied has current Oxide / Sulphide Resources of 2,389,000 ounces of gold including 759,000 ounces of oxide and transitional gold reserves and mineral resources within designed pits. The project is fully permitted and has the support of local landowner groups and Government.

The project development remains on schedule for project delivery in the second half of 2007. On site construction of the processing plant has commenced and is progressing well with the establishment of the civil construction contractor who has completed the foundations for the leach tanks, workshops and store area, and has commenced work on the grinding area and the Run of Mine stockpile area.


23/12/2006

Figure 2 – Concrete footings for the scrubber area of the processing plant

Construction of accommodation blocks has progressed well with 4 construction and 3 operations blocks completed with the remainder expected to be completed by mid February. The messing facilities and construction power supply have been completed and are being operated by the catering contractor.


02/01/2007

Figure 3 – Permanent camp buildings

Building of the all weather roads from the processing plant site to the mining areas, aerial ropeway loading point and support towers is almost complete with a very high standard of road being constructed which will enable ore to be hauled on these roads to the process plant to supplement the aerial ropeway if necessary.

The upgrade of the island airstrip to accommodate Dash 8 aircraft has been completed along with the upgrading of the island ring road which has enabled the employment of Simberi Island inhabitants on the construction project. Wharf construction has commenced with pile driving completed and deck construction underway. Negotiations with a power provider are progressing well and are expected to be completed in January with construction to start shortly after. The bathymetric survey of the ocean floor adjacent to Pigiput Bay was completed enabling the completion of the deep sea tailings placement (DSTP) design.


02/01/2007

Figure 4 – Plant office building concrete footings

At the end of the reporting period the EPCM contractor had committed $30.6M of a budget of $54.8M. This expenditure included orders for the major equipment, refurbishment of the mill and scrubber, steelwork, detail design work and the aerial rope conveyor. Owners costs, which include infrastructure projects, had $14.0M committed of a total amount of $25.7M. A total of 55.2% of the total project amount of A$80.5M has been committed.

Project progress by the various areas is as follows:

Engineering design	**64%**
• Mechanical design	74%
• Civil and Structural design	75%
• Electrical design	42%
• Drafting	61%
Procurement	**50%**
• Major items	70%
• Minor items	16%

Earthworks & Civil Construction

Progressed well with 17% of the required concrete poured

Mechanical construction

Not yet commenced on site but shipping of steel to site for construction has begun.

Electrical construction

Work has not commenced

Future milestones include:

- Wharf construction January 07
- Accommodation village February 07
- Deep Sea Tailings Placement April 07
- Power Station June 07
- Plant Commissioning September 07
- Aerial Rope Conveyor October 07
- First Gold Pour October 07

EXPLORATION

PHASE 5 DRILLING ON SIMBERI ISLAND – ML 136 and EL 609

During the Quarter, exploration drilling on ML 136 was extended away from the intensively pattern-drilled Sorowar, Pigicow, Bekou, Samat and Pigiput deposits. Four new targets were drilled: three IP chargeability anomalies and one sulfide-rich, (pyritic) andesite outcrop along Monum Creek. Previous reconnaissance rock-chip sampling of this latter prospect (Silas' Outcrop), returned a 25 metre interval assaying 6.22 g/t gold and 3.0 g/t silver, including a 5 metre interval assaying 18.15 g/t gold and 7.7 g/t silver.

A total of 2750.6 metres of drilling was completed, comprising 1395.6 metres of Reverse Circulation (RC) and1355.0 metres of diamond core. Of this total, 1982.1 metres was exploration oriented and 768.5 metres was for engineering/geotechnical and sterilization drilling at the Plant Site and along the Rope Conveyor alignment.

A backlog of assay results at the laboratory meant that only seven previously unannounced drill hole assays were received during the quarter, with four of these holes being pre-collars. The only significant results were:

- 15m at 1.23 g/t gold from 8m in RC1383DD
- 3m at 2.78 g/t gold from 153m in RC1383DD from the Monum Creek prospect

Revised Resource Estimates

An updated mineral resource estimate for the Simberi Gold project has resulted in the 100% owned Simberi project now hosting 2.389 million ounces of gold, an increase of 43,000 ounces of gold from the previous estimate published in May 2006.

The revised estimate incorporates the most recent drilling campaigns at Pigicow (76 reverse circulation holes and one diamond core hole for 2331 metres) and Bekou (48 reverse circulation holes for 1122 metres). Estimated finding costs remain very low at less than A$10 per resource ounce.

Golder Associates were commissioned to update the resource estimates for these two deposits. The updated resources are:

Pigicow:

Zone	Class	KTonnes	Au (g/t)	Au (oz)
Oxide	Indicated	150	1.65	7,957
	Inferred	289	1.30	12,079
	Total	439	1.42	20,036
Transition	Indicated	0	0.00	0
	Inferred	105	1.29	4,355
	Total	105	1.29	4,355
Sulphide	Indicated	0	0.00	0
	Inferred	1,999	1.26	80,979
	Total	1,999	1.26	80,979
TOTAL	Indicated	150	1.65	7,957
	Inferred	2,393	1.26	97,413
	Total	2,543	1.29	105,370

Bekou:

Zone	Class	KTonnes	Au (g/t)	Au (oz)
Oxide	Indicated	42	1.74	2,350
	Inferred	58	1.14	2,126
	Total	100	1.40	4,476
Transition	Indicated	6	1.17	226
	Inferred	48	1.16	1,790
	Total	54	1.16	2,016
Sulphide	Indicated	24	1.93	1,489
	Inferred	916	1.39	40,936
	Total	940	1.40	42,425
TOTAL	Indicated	72	1.76	4,065
	Inferred	1,022	1.36	44,852
	Total	1,094	1.39	48,917

Total:

Area	Class	KTonnes	Au (g/t)	Au (oz)
Pigicow	Indicated	150	1.65	7,957
	Inferred	2,393	1.26	97,413
	sub-total	2,543	1.29	105,370
Bekou	Indicated	72	1.76	4,065
	Inferred	1,022	1.36	44,852
	sub-total	1,094	1.39	48,917
TOTAL	Indicated	222	1.76	12,022
	Inferred	3,415	1.36	142,265
	sub-total	3,637	1.32	154,287

(Note: Estimates based on a 0.50g/t gold cut-off grade)

These new estimates supersede the previous resource estimates for Pigicow and Bekou and have resulted in an additional 43,000 ounces of gold. The drilling has confirmed contiguous mineralised zones with oxide mineralisation occurring from surface at both deposits.

Pigicow is located approximately 750 metres west of the Samat North deposit and Bekou is located approximately 250m south west of the Samat South deposit. The Samat deposits are scheduled to be mined in the first year of operations, commencing in the second half of 2007.

Matanobol Creek Prospect

A pole-dipole Induced Polarization (IP) survey has been initiated over the Matanobol Creek area located north of, and geologically distinct from, the Sorowar deposit. The target of this survey is a prominent bluff of Pliocene coralline limestone that surrounds the volcanic rocks of the former Simberi strato volcano.

The inverted IP and resistivity data for this first IP line across Matanobol Ck (44,400mE), revealed a large IP chargeability anomaly in and/or under the limestone that appears to be centred on a fault that may be a major feeder zone for epithermal mineralization. The most intense section of this anomalous zone is around 400 metres wide and starts around 150 - 200 metres below surface. There is a zone of elevated resistivity above this chargeability anomaly that may be due to a buried silica cap. The very low resistivity coincident with this chargeability anomaly is consistent with either limestone or hydrothermal clay alteration. The results received for line 44,000mE (400m east of the above line) have yet to be reduced to an inverted profile but they are very similar to line 44,400mE, thereby inferring that this chargeability feature is at least 800 metres long.


S
N
MATANOBOL CREEK
IP Line 44400 mE
S
N
MATANOBOL CREEK
IP Line 44400 mE

Figure 5 - IP Chargeability and Resistivity Sections, Matanobol Creek

TATAU ISLAND EXPLORATION PROJECT – EL 609

The IP crew commenced operation on the SW Tatau grid that is initially being emplaced on north east to south west trending lines 800 metres apart, the spacing being designed to broadly outline large sulfide systems before attempting closer-spaced reading intervals.

Following are inverted Resistivity and Chargeability sections for the first reconnaissance IP line at SW Tatau and the map below shows the location of this line (8000mN) as well as the location of the new IP anomaly, past geophysical traverses and some prospects.


IP Line 8000 mN
Inverted Resistivity
SW
NE
Mt Tiro ridge
Inverted Chargeability
Mt Tiro ridge


0
200
400 metres
SW Tatau
Reconnaissance IP
5 December 2006
Mt Tiro
Strong IP anomaly

There is a suggestion that this line is running obliquely to a structure, this structure most likely running NNE (the arc subduction transform) through Mt Tiro, in which case its size will be very substantial. The prospectivity of such a NNE trending anomaly is considerably enhanced by some of the 1990's Kennecott/Nord intercepts recorded at Mt Tiro and its contiguous prospects:

Prospect	Hole No.	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Remarks
Mt Tiro	RC101	53	60	7	21.7	1,028	
		60	110	50	1.02	24	
	RC1029	14	27	13	6.41	141	Oxide
	incl.	21	24	3	15.8	467	Oxide
	RC1037	82	157	75	1.72	-	
Poturai	DDHT1	0	16	16	2.84	163	Oxide
		117	181	64	0.99	-	

Prospect	Hole No.	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Remarks
Pepewo	RC1098	34	50	16	2.84	163	Oxide
	incl.	38	44	6	5.60	308	Oxide

These intercepts have a classic epithermal signature (high Ag/Au ratio), which could be anticipated, given the presence of the Samiradu hot spring ~3 km to the northwest. The survey results also show a 50-100 metre thick low-chargeability/low-resistivity layer below the ground surface that may be due to oxidization, inert volcanic ash cover, or both.

Resumption of the reconnaissance IP surveys in this area, working northward at 800 metre line spacing, is scheduled in January 2007. This strategy is intended to broadly define large mineralized systems, deliberately avoiding the limited approach that has characterized past geophysical work.

EXPLORATION FORWARD PROGRAM

During the forthcoming quarter, resource definition drilling will concentrate on Simberi sulfides utilizing two drilling rigs, increasing to three. The drilling will be concentrated primarily on the Pigiput deposit and will follow a drill plan recommended by Golder Associates that entails a phased approach with 37 holes totaling 6,000 metres in Phase 1 and 87 holes totaling 15,000 metres in Phase 2.

Reconnaissance drilling will also be carried out in Monun Valley (between Pigiput and Sorowar) with the completion of hole MN001 and the drilling of hole MN002 at Silas' Outcrop. A two to three deep-hole reconnaissance drilling program will also be undertaken at the Matanobol prospect (north of Sorowar) in order to test the IP chargeability anomaly discovered during the current Quarter.

Large-scale reconnaissance IP surveys will also be resumed during the forthcoming Quarter, with one unit operating over ML136 and EL609 on Simberi. The newly acquired second IP unit will be deployed to EL609 on SW Tatau where a new and substantial chargeability anomaly was discovered during the current Quarter. Preparations will also be made for similar large-scale reconnaissance IP surveys at both the northern and southern ends of Big Tabar Island preparatory to the drilling of the Fotombar/Tupinda and Banesa prospects, respectively.

CORPORATE

CASH AND SECURITIES ON ISSUE

At 31 December 2006, Allied Gold Limited had AUD$33.2 million cash in hand. This represents 12 cents per Allied Gold Limited share.

There were 40,000 shares issued during the quarter, on conversion of listed options.

Current issued securities comprise;

> 272,062,528 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM)
> 22,112,183 options exercisable at $0.20 expiring 30 June 2007 listed on the ASX
> 3,000,000 unlisted options exercisable at $0.30 and 2,000,000 unlisted options exercisable at $0.40 expiring 30 June 2007
> 2,960,000 unlisted options exercisable at $0.50 expiring 31 December 2008

MEMORANDUM OF UNDERSTANDING – ZIJIN MINING GROUP CO. LTD

On 25 September 2006 Allied Gold Limited (Allied) announced that, following an unsolicited approach, it had entered into a Memorandum of Understanding (MOU) with Zijin Mining Group Co. Ltd (Zijin) whereby, subject to certain conditions, Zijin had agreed to subscribe for 30,213,471 fully paid ordinary shares representing 10% of the fully diluted issued capital in Allied.

The issue price of these shares was to be AUD$0.60 per share or higher as agreed by the two parties after the completion of a 45 day due diligence period.

On 20 November 2006 Allied was informed by Zijin that it would not proceed with the proposed share placement. Despite several attempts to find out the reason behind this decision to terminate the MOU, Zijin has failed to supply an answer.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Managing Director

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).